UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Forward Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

349862300

(CUSIP Number)

Liner Grode Stein, et. al. LLP

1100 Glendon Avenue, 14th Floor

Los Angeles, CA 90027

Attention:  Brian D. Kilb

(310) 500-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 349862300

1.	Name of Reporting Person/S.S. or I.R.S. Indentification No. of Above Person (entities only) Jenny P. Yu

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 444,217

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 444,217

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,217

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.48%

14.	Type of Reporting Person IN

CUSIP No. 349862300

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $.01 par value per Share (the “Common Stock”) of Forward Industries, Inc., a New York corporation (the “Issuer” ) .  The address of the principal executive offices of the Issuer is 477 S. Rosemary Ave. Ste. 217-219 West Palm Beach, FL 33401.

Item 2.	Identity and Background

(a) — (c). This statement is filed by an individual, Jenny P. Yu, who resides at 9255 Doheny Road Apt. 2905, West Hollywood, CA 90069.  Ms. Yu is a U.S. resident and Taiwanese citizen and is a private businesswoman involved in the real estate investment industry.

(d) — (f). Ms. Yu, who is a Taiwanese citizen, has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The source of funds used for the purchase of the Issuer’s Common Stock was the personal funds of Ms. Yu. The aggregate funds used by Ms. Yu to make the purchase were approximately $851,963.34.

Item 4.	Purpose of Transaction

Ms. Yu has acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in Ms. Yu’s ordinary course of business. The purchases were made in transactions on the open market.

CUSIP No. 349862300

Ms. Yu is Managing Director of Forward Industries (Asia-Pacific) Corporation (“Asia Pacific Corporation”).  Asia Pacific Corporation is an entity that is wholly-owned by Terence Bernard Wise, who is also a shareholder of more than 10% of the outstanding voting stock of the Issuer and, as a result, Asia Pacific Corporation may be considered to be an affiliate of the Issuer. Asia Pacific Corporation acts as a service provider to the Issuer by providing sourcing and quality control services in connection with The Far East market.  Ms. Yu is formally engaged by Asia Pacific Corporation although at the present time is not compensated for her services.  Ms Yu reserves the right to be compensated by Asia Pacific Corporation in the future.

Ms. Yu does not, at present, seek control of the Issuer and has acquired the Common Stock for investment purposes. In pursuing such investment purposes, Ms. Yu may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as she deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, Ms. Yu may routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, her personal liquidity requirements and other investment considerations.  Consistent with her investment research methods and evaluation criteria, Ms. Yue may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, Ms. Yu modifying her

CUSIP No. 349862300

ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Ms. Yu reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to her investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all or part of the Common Stock beneficially owned by her, in the public market or privately negotiated transactions.  Ms. Yu may at any time reconsider and change her plans or proposals relating to the foregoing.

Item 5.	Interest in Common Stock of the Issuer

(a) and (b).  As of the date hereof, Ms. Yu beneficially owns 444,217 shares of Common Stock of the Issuer.   Her total beneficial ownership of Issuer Common Stock, as calculated under Rule 13d-3, is 444,217 shares or 5.48%  (based on an aggregate of 8,112,685 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed February 14, 2013 for the period ended December 31, 2012) of the issued and outstanding shares of Common Stock. She retains sole dispositive power over the 444,217 shares owned by her.

(c) In the 60 days prior to this filing, Ms. Yu acquired 338,748 shares of Issuer Common Stock in the open market.

(d) and (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Common Stock of the Issuer
Ms. Yu has no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits
None

CUSIP No. 349862300

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Jenny P. Yu
Dated: April 19, 2013	Jenny P. Yu